AgroFresh Solutions, Inc.

100 S. Independence Mall West

Philadelphia, PA 19106

October 23, 2015

Mr. Justin Dobbie

Legal Branch Chief

Unites States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	AgroFresh Solutions, Inc. (the “Company”)
Form S-3 (the “Registration Statement”)
File Number 333-207106

Dear Mr. Dobbie:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 5:00 P.M. on Tuesday, October 27, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AGROFRESH SOLUTIONS, INC.

By:	/s/ Thomas Ermi
Name: Thomas Ermi
Title: Vice President and General Counsel